15046765

SEC Mail Processing Section
FEB 27 2015
Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chart Group Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 5th Avenue, 19th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael LaBarbera (212) 350-8275
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael LaBarbera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chart Group Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2-26-15

Notary Public

ELVIRA RIVKIN
Notary Public, State of New York
No. 01RI6015636
Qualified in Suffolk County
Commission Expires 11/02/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHART GROUP ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

CHART GROUP ADVISORS, LLC

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Chart Group Advisors, LLC

We have audited the accompanying statement of financial condition of Chart Group Advisors, LLC (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Chart Group Advisors, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Chart Group Advisors, LLC's as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 26, 2015

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ▪ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ▪ Fax (845) 634-5409

CHART GROUP ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash	$	95,628
Accounts receivable		7,210
Prepaid expenses		3,325
Investments in common stock, at fair value		15,984
TOTAL ASSETS	$	122,147

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	20,434
TOTAL LIABILITIES		20,434
MEMBER'S EQUITY		101,713
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	122,147

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Chart Group Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in New York City, NY. The Company is wholly owned by the Chart Group, L.P. (the "Parent").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Transactions and Related Income

Securities received as part of success fees are recorded at fair value, pursuant to investment valuations and fair value measurements (see Note 3).

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and local income tax purposes. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual member, the Parent.

The Company, along with its Parent, files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2013, 2012 and 2011 remain subject to examination by taxing authorities. The Company, along with its Parent, have determined that there are no uncertain tax positions that would require adjustments in the financial statements.

Note 3 - Investment Valuations and Fair Value Measurements

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuations methods. These inputs are summarized in the three broad levels listed below:

- Level 1 - unadjusted quoted prices in active markets for identical securities.
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.).
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Valuation Techniques

Investments in Private Operating Companies

Investments in private operating companies consist of direct private common stock investments. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from inception of the investment through the most recent valuation date. These assessments typically incorporate valuation techniques using the market approach, which values the investments based on recent transactions in the same or similar securities. These investments in private operating companies are categorized in Level 3 of the fair value hierarchy.

Note 3 - Investment Valuations and Fair Value Measurements (continued)

All of the Company's investments are evaluated utilizing Level 3 criteria. The following is a reconciliation of assets for which Level 3 inputs were used in determining value for the year ended December 31, 2014:

Balance at January 1, 2014	$	118,037
Realized loss		-
Change in unrealized depreciation		(102,053)
Cost of purchases		-
Proceeds for sales of securities		-
Transfers into Level 3		-
Transfers out of Level 3		-
Balance at December 31, 2014	$	15,984

Valuation Process of Level 3 Investments

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 for the fair value hierarchy are fair, consistent and verifiable. Management is responsible for overseeing the Company's valuation process for its Level 3 investments. Management's responsibilities include developing the Company's valuation process and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $75,194, which exceeded its requirement by $70,194. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2014, this ratio was 0.27:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Concentrations

Cash Credit Risk Concentration

The Company maintains all of its cash in financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.